The Cube Building, Monahan Rd

Cork, T12 H1XY, Ireland

September 26th, 2025

US Securities & Exchange Commission

Corporate Finance Division

Washington, DC 20549

Re: Davion Healthcare Plc

Registration Statement on Form F-1 Filed August 4, 2025

File No. 333-289205

Dear Messrs. Grana and Danberg,

We are in receipt of your letter dated August 31st, 2025 regarding our forementioned filing. Below please find our respective responses:

Registration Statement on Form F-1

Cover Page

1.	Please revise your cover page to disclose that you are registering 25,000,000 ordinary shares, and clarify whether these ordinary shares are being registered as a secondary resale transaction. Please also advise whether the ordinary shares being registered are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, and identify each potential selling shareholder, as applicable. Your disclosure should include the number of ordinary shares held by each of the selling shareholders and the portion of those ordinary shares that may be sold pursuant to this registration statement, as well as the number of ordinary shares that may be sold in reliance on Rule 144 of the Securities Act. If no shares are being offered by the Company or by any selling shareholders, please consider whether the shares should be registered under the Exchange Act using Form 20 rather than Form F-1.

RESPONSE: We have revised our cover page to clearly state that all 25,000,000 issued and outstanding ordinary shares are being registered for resale trading on Nasdaq; said registration is “continuous” pursuant to Rule 415(a)1. Additionally, the full breakdown of all registered shareholders and number of their shares are now found within the revised F-1. All shares are being offered by individual shareholders, and neither the issuer nor subsidiary. In this Registration Statement, we have used the term “Registered Shareholders” to describe the holders of our issued and outstanding ordinary shares whose shares are being registered for potential resale pursuant to this prospectus. We note that the term “Registered Shareholders” was used in the Form F-1 registration statement of Spotify Technology S.A. (File No. 333-223104), which was declared effective by the Commission on April 3, 2018, in connection with its direct listing on the New York Stock Exchange. From a substantive standpoint, “Registered Shareholders” and “Selling Shareholders” are equivalent, as both terms identify the shareholders whose shares are being registered for resale. We have adopted the “Registered Shareholders” terminology in order to align with this established precedent for direct listings, and to make clear that no shareholder is required to sell shares and that the Company will not receive any proceeds from any resale.

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2.	We note your disclosure on page 3 that the anticipated opening price is $10.00 per ordinary share, and on page 61 that "the opening trading price will be determined by buy and sell orders collected by Nasdaq’s designated market maker." Please revise your cover page to disclose your opening price, and the process by which your opening price will be determined. Please also disclose your financial advisor and their role in that process. Please also revise your summary to include corresponding disclosures. We refer to your disclosure on page 61 that "in order to comply with NASDAQ Global Market listing requirements, you have appointed a FINRA- registered marketmaker to facilitate the opening of trading and to provide continuous bid and ask quotations."

RESPONSE: The cover page and “Plan of Distribution” now discloses that the opening price will be determined by Nasdaq’s auction process facilitated by the lead market maker. Management has used $10 per share solely for Nasdaq compliance purposes. We identify Revere Securities LLC as our corporate advisor and lead market maker. Additionally, disclosure is expanded to clarify that the opening price is not fixed. It will be set by Nasdaq’s auction process, managed by a FINRA-registered lead market maker. We have included and expanded these disclosures in the Summary and Plan of Distribution.

3.	Please revise your cover page to disclose the duration of the offering.

RESPONSE: Our cover page now clarifies that the registration is for a direct listing, not a time-bound offering, and remains effective until withdrawn or amended by post-effective amendment.

Prospectus Summary, page 1

4.	Please revise your summary to briefly discuss your current pipeline of products, including BreastCheck, FootFlow, Testic, ThermaDerm and any other products in development, emphasizing the current state of development and regulatory approvals of each. In particular, please also note the timing for commercialization and the markets in which you intend to sell each product. Please also clarify the date that each product received their regulatory approvals.

RESPONSE: The Prospectus Summary now expands and describes the four non-invasive home tests noted, (BreastCheck, FootFlow, Testic, ThermaDerm), their regulatory status (Class I devices), and launch timing (BreastCheck H1 2026 first).

5.	Please revise your summary to disclose that you are a pre-revenue company that has not generated any revenue and do not expect to generate revenue until the second half of 2025 at the earliest. Please also note that during the year ended December 31, 2024, you incurred an operating loss of €1,320,353.

RESPONSE: We have revised our summary to explicitly disclose Davion is pre-revenue, incurred operating losses in 2024 and 2023, and does not expect revenues until the first half of 2026. Additionally, we have expanded the disclosure related to the Company’s funding and status as a going concern.

6.	Please revise your summary to note, as you do on page 56, that certain of your directors and executive officers have agreed to a 90 day lock-up period during which they will not sell or transfer their ordinary shares. Please also revise to note the directors and executive officers that have entered into the lock-up agreement, and file the lock-up agreement as an exhibit to your registration statement.

RESPONSE: Our summary has been revised to disclose the 90-day lock-up for all six directors (Jack Kaye, David Over, Sir Eric Peacock, Kevin Riches, Susan M. King, Julian Sluyters) with lock-up BOD resolutions; and this has been filed as exhibit 99.3 Directors Lock Up Agreement signed by all Directors.

Our business and prospects depend significantly on our ability to build our product brands. . . , page 4

7.	Please briefly explain your annual BreastCheck Day.

RESPONSE: Our Annual “BreastCheck Day” was purely aspirational as we were hoping to already be on the Nasdaq by early October, as it is “Breast Cancer Awareness Month”. But given the current time-lines, this phrase and wording have been entirely removed from the F-1.

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Risk Factors, page 4

8.	Please revise your risk factor disclosure to discuss the risk to investors stemming from your direct listing. In particular, please consider the risk to investors from increased price and market volatility, the process for the listing and setting of the opening trading price of your ordinary shares, the lack of safeguards associated with a traditional underwritten offering, that the opening trading price of your ordinary shares may not be related to historical sales prices, uncertainty associated with the fact that few companies have undertaken direct listings to date, and the challenges the tracing requirement could pose for potential shareholders in relation to securities liability claims under Section 1 1 and Section 1 2 of the Securities Act for a direct listing versus a traditional IPO.

RESPONSE: Our risk factors have been expanded to cover direct listing risks: potential volatility, lack of underwriter safeguards, pricing disconnects, limited precedent, tracing difficulties under Sections 11 and 12.

We could experience cost increases or disruptions in supply of raw materials or other components used in BreastCheck, page 4.

9.	We note your disclosure that your manufacturer of BreastCheck could incur significant costs related to procuring raw materials required to manufacture and assemble BreastCheck," and that various raw materials are used in the manufacture of BreastCheck. Please revise to disclose these raw materials and their source. Please also revise to identify NeuRX Health Inc as the manufacturer and distributor of BreastCheck, as you do on page 28 .

You may face difficulties in protecting your interests, and your ability to protect your rights through U. S. courts may be limited. . . , page 1 1

RESPONSE: Risk factor disclosure now names NeuRX Health Inc. of Rhode Island as exclusive manufacturer/distributor of BreastCheck, and describes raw materials such as liquid crystal film, adhesives, housings and they are sourced by U.S. based suppliers.

10.	We note your disclosure that certain corporate governance practices in Ireland, which is your home country, differ significantly from requirements for companies incorporated in other jurisdictions such as the United States. Currently, you do not plan to rely on home country practice with respect to any corporate governance matter. However, on page 12, you note that because you are a foreign private issuer under the Exchange Act, you are exempt from certain provisions of the securities rules and regulations in the United States that are applicable to U.S. domestic issuers. Please reconcile these disclosures, and advise whether you will be relying on Irish home country practice pursuant to the foreign private issuer exemptions.

RESPONSE: Disclosure have been revised to clarify that the Company is a foreign private issuer which, while eligible for exemptions, has overtly stated that it does not intend to rely on Irish home-country practices inconsistent with Nasdaq corporate governance standards.

Expenses of Issuance and Distribution, page 1

11.	Please explain the source of funds that will be used to pay the estimated $871,900 of expenses in connection with the registration of your shares given that you have never generated revenue, have de minimis cash on hand and will not receive any proceeds from the registration of your shares in a direct listing.

RESPONSE: Expenses table provided showing $871,900 total, funded through non-interest-bearing advances from Malbrite Ltd. (owned by CEO Jack Kaye), repayable only upon a capital raise. Note, we have expanded our disclosures to address related party nature of the funding commitment by the CEO.

Capitalization, page 1 5

12.	We note the cash and cash equivalents balance presented within Capitalization uses amounts as of December 31, 2023 . Please update for consistency with December 31, 2024 balances.

RESPONSE: Our capitalization table has been revised to December 2024 balances, and not 2023.

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Corporate History And Structure, page 1 6

13.	We note that Davion Healthcare Plc. (Cyprus) issued 12,258,458 ordinary shares in 2022, along with a further 7,741,542 ordinary shares in 2024 and an additional 5,000,000 ordinary shares in 2024. Please disclose the price at which these ordinary shares were sold and briefly discuss the nature of each of these transactions, including whether they were transactions exempt from registration under the Securities Act. Please also revise your risk factor disclosures, as applicable, to note that recent sales prices for your ordinary shares may bear little or no relation to the trading price at or subsequent to the opening of trading of the ordinary shares on Nasdaq.

RESPONSE: Our corporate history has been expanded: Cyprus issuances in 2022–2024 were all at par (€0.01) in connection with capitalization and IP transfers and were exempt private transactions not subject to the U.S. Securities Act. Additionally, we have referenced that the public share price my bear little or not relation to recent private sales within the risk factor disclosures.

Management’s Discussion And Analysis Of Consolidated Financial Condition And Results Of Operations

Overview of Business Operations, page 23

14.	We note your disclosure on page 24 that "it can only be assumed that there is a large and open market of women who would wish to monitor their health in the privacy of their own home, particularly given that the accuracy level [ of BreastCheck] is the same as a mammogram." Please substantiate your claim that BreastCheck has the same accuracy level as a mammogram.

RESPONSE: Reference to BreastCheck accuracy level versus mammogram removed; disclosure revised to avoid unsubstantiated equivalence claims.

Operating Results, page 27

15.	Please provide a more detailed discussion of the material factors impacting the decrease in expenses, and trends management expects in upcoming periods. Please discuss any material events and uncertainties that would cause reported financial information not to be necessarily indicative of future operating results or of future financial condition. As a pre-revenue company focusing on research and development, please also provide a breakdown of your research and development by product, by function of costs (e. g. clinical, regulatory application), or by nature of costs (e.g. payroll, outsourcing consultant). Refer to Item 5.A of Form 20-F.

RESPONSE: Our MD&A is now expanded to discuss drivers of expense trends, R&D allocations (clinical, regulatory, outsourcing), and uncertainties impacting forward-looking results.

16.	Please revise to explain the decline in your research and development expenses during the comparative period.

RESPONSE: Decline in R&D expenses explained as due to reduced external development activity after products reached near-final stage.

17.	We note your disclosure on page 28 that "the Company secured a significant agreement with NeuRX Health Inc of Rhode Island, USA, [ during the year ending December 31, 2024] for the manufacturing and distribution of BreastCheck,"and that "the agreement will provide a steady revenue stream in the form of payments and annual royalties based on product manufacturing and distribution volumes." We also note that an outline agreement was filed with NeuRX Health as Exhibit 10.2 to the registration statement. Please revise to disclose the material terms of your agreement with NeuRX Health, including payments and annual royalties due under the agreement. Please also advise if a final agreement has been entered into with NeuRX, and if so, file such agreement as an exhibit to your registration statement. Refer to Item 10.C of Form 20-F.

RESPONSE: Material terms of NeuRX Health agreement have now been added, including royalty-based payments tied to manufacturing/distribution volumes. Final executed agreement is now listed as an exhibit.

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Liquidity and Capital Resources, page 28

18.	We note your disclosure regarding the Company's reliance on the personal financial support of the Chief Executive Officer, who has provided all funding to date. We also note on page 52 you state that the financial support is provided through Malbrite Ltd. , a Company owned by Jack Kaye.

•	Please reconcile and expand your disclosures to provide information on material terms of any agreement between the Company and the provider of financial support.

•	We note that Malbrite Ltd. is not listed as an affiliate shareholder on page 52, so it is not clear how the Company is settling any liabilities from the financial support it receives. Please include Malbrite Ltd in the listing of affiliate shareholders if necessary. Refer to Item 404 of Regulation S -K and Item 7. B of Form 20-F.

•	As a related matter, tell us your consideration to report the advances from related parties as operating cash inflow rather than financing cash inflow in your statement of cash flow at F-5.

RESPONSE: Our Liquidity section is now expanded: Malbrite Ltd. advances disclosed as related-party support, with terms, classification, and affiliate shareholder listing clarified per Items 404 and 7.B.

With regard to the classification of Related party advances as an operating activity, IAS 7 provides for judgment in determining the classification of related party transactions based on the nature of the activity.

During 2024 and 2023, operating expenses of the Company were settled directly by the Chief Executive Officer on behalf of the Company (through Malbrite Ltd, which the CEO controls). These payments were made to Davion’s third-party suppliers to discharge obligations incurred in the ordinary course of business. No cash was received into or disbursed from the Company’s bank accounts in respect of these transactions. Management has determined that these payments represented financial support provided by the Chief Executive Officer in his capacity as a non controlling shareholder/related party. It should be noted, that no formal loan agreement or terms existed, so management determined that it did not qualify as a loan for accounting classification purposes and thus, classified as a related party advance. Such advances were settled subsequently with the issuance of stock for extinguishment of the advances. Accordingly, the related amounts have been reflected as operating activities in the statement of cash flows, consistent with their underlying nature as of the operating expenses. The Company believes this presentation most fairly reflects the substance of the transactions.

Note, we have revised our disclosures in Note 11 to the consolidated financial statements to make clear the nature and accounting for these advances.

19.	Please explain why the majority of your board resigned in April 2024. Directors Report, page 30

RESPONSE: Disclosure added to explain April 2024 board Resignations, including strategic restructuring rationale.

20.	Please revise your disclosure to briefly discuss the reason for the inclusion of this report.

RESPONSE: The Directors’ Report has been removed from the registration statement as it is not required and much of the disclosure is duplicative of the F-1 disclosure requirements. We have adjusted the requisite Business and revised Risk Factors sections to reflect what we believe to be relevant disclosable items.

21.	Please reconcile your disclosures beginning on page 29 and throughout the section titled "Directors Report" with your disclosures in the section titled "Management" starting on page 46. As an example only, we note that Kevin Riches, Susan M. King, and Julian F. Sluyters are identified as non-executive directors of the company on page 46, although the disclosure on page 29 notes that they resigned in April 2024. We also refer to your disclosure on page 31 that in January 2025, an Audit Committee was established comprising of three non-executive directors, Sir Eric Peacock, Susan King and Julian Sluyters."

RESPONSE: Disclosures reconciled to clarify director appointments/resignations; Audit Committee composition updated consistently across sections.

22.	Please revise to briefly discuss the role of Kurdam Limited as secretary to the company, and the Bank of Cyprus and the Bank of Ireland as bankers to the company.

RESPONSE: Expanded to discuss Kurdam Ltd. as company secretary and the role of Bank of Cyprus and Bank of Ireland as bankers.

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Risks Relating to Our Business, page 33

23.	Please revise to include all risk factors under the section titled "Risk Factors" starting on page 4. Please also remove any duplicate risk factor disclosures.

RESPONSE: Risk Factors consolidated; duplicates removed; all risks presented in Section entitled 'Risk Factors'.

We have a limited operating history, page 34

24.	We note your statement that you were formed on November 29, 2022 with no real activity until the commencement of 2023 , though your proto-type "BreastCheck" product has been held privately for some time. Please clarify what you mean by " no real activity" in this context and explain the previous private ownership of your product. Your disclosure should explain who developed your product, how you acquired it and how long you have owned it.

RESPONSE: We have clarified that 'no real activity' meant no trading activity until 2023. BreastCheck prototype development history explained: developed externally, acquired via IP transfers in 2023.

We could experience cost increases or disruptions in supply of raw materials or other components used in BreastCheck, page 36

25.	Please advise whether you or a third-party manufacturer procure the raw materials required to manufacture and assemble BreastCheck. We note your disclosure on page 36 that "you incur significant costs related to procuring raw materials required to manufacture and assembling BreastCheck" and your product BreastCheck uses multiple parts which "you source from numerous sources.” We also refer to your disclosure on page 4 that "your manufacturer of BreastCheck could incur significant costs related to procuring raw materials required to manufacture and assemble BreastCheck."

RESPONSE: We have revised & clarified that NeuRX Health procures raw materials as manufacturer; Davion itself does not directly procure components.

Our future growth is dependent on the demand for, and upon consumers’ willingness to adopt BreastCheck, page 37

26.	Please revise to define "new energy BreastCheck" and explain how if differs from BreastCheck.

RESPONSE: We have removed term 'new energy BreastCheck' to remove any ambiguity.

BreastCheck, page 41

27.	Please revise to briefly discuss how the technology in each of BreastCheck, FootFlow and Testic operates to collect temperature data from users. As an example only, we note your disclosure on page 41 that "BreastCheck averages temperature at three areas on each breast. By comparing the temperature of corresponding areas of one breast to the other, and entering the results on 5 y6 our Mobile App, results can be interpreted immediately." Please also explain how results can be interpreted immediately and advise on the data output presented by the mobile application, including whether the application provides a diagnosis for users. Provide corresponding disclosures for each of your products and/or product candidates, as applicable.

RESPONSE: Expanded technical descriptions of BreastCheck, FootFlow, and Testic, detailing how temperature data is captured, interpreted, and reported by the mobile app. Clarified that app provides an indicator, not a diagnosis.

28.	We note your disclosure on page 41 that "the technology behind BreastCheck is FDA registered in the USA and also registered with the relevant regulatory authorities in the EU and the UK." We also note your disclosure on page 24 that BreastCheck "was originally FDA approved for sale but at the time of approval, it was only licensed for sale through clinicians rather than an over-the-counter product that could be purchased from pharmacies. BreastCheck will now be available to be sold over the counter through Pharmacists and over the internet, with an on line or mobile app results review, providing immediate results." Please advise whether you required a new FDA approval for the over-the-counter sale of BreastCheck and FootFlow, and if so, please disclose whether this approval was obtained, the nature of the approval and the date of the approval. Please also advise whether similar approvals are required to offer your other products, such as Testic over the counter or from regulatory bodies in other jurisdictions where you intend to sell your products.

RESPONSE: Regulatory section clarifies that products are Class I devices under FDA, CE, UKCA self-declaration. No new FDA approval required for over the counter sale; clarified registration dates.

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29.	We note your reference on page 41 to BreastCheck being "a safe, reliable, low-cost, and accurate way to routinely monitor for breast abnormalities," and your reference on page 44 to FootFlow being "a safe, reliable and accurate way to routinely monitor foot temperatures which can be used as an adjunct to established procedures for the detection and/or treatment of both PAD and Diabetes, amongst other medical conditions." Please revise to explain the basis for these claims regarding safety and efficacy, including the results of any clinical studies and/or trials supporting these claims.

RESPONSE: Statements of 'safe, reliable, accurate' revised to reference management belief and available supporting studies where applicable.

Business Overview, page 41

30.	We note your disclosure on page 41 that you use "third party Research and Development (Universities and specialized companies) together with outsourced manufacturing and design, to make products, which are then patented (where applicable), manufactured, sold and internationally distributed through licensing agreements." Please revise to discuss the terms of any material contracts with universities and specialized companies for third party research and development, and licensing agreements. File any such agreements as exhibits to your registration statement. Refer to Item 10.C. of Form 20-F and Item 601 (b)(1 0) of Regulation S-K. Please also revise to provide a more fulsome overview of your current sale and distribution process through licensing agreements, including the markets covered by these agreements.

RESPONSE: Disclosure expanded on licensing agreements and R&D outsourcing. No material university contracts currently active and we have revised our disclosures regarding on-going product development to, emphasize our focus on commercialization of our four products. NeuRX license terms disclosed and filed as exhibit.

31.	Please revise to discuss your near-term expansion plans, including the timing and scope of any such expansion. We refer to your disclosure on page 7 that you"have expanded your operations, and as you ramp up your production, further significant expansion will be required, especially in connection with potential increased sales, expansion of your product range." We also refer to your disclosure on page 33 that "you plan to eventually commence your own manufacturing in- house."

RESPONSE: Expansion plans discussed with timing linked to product launches and potential in-house manufacturing plans.

32.	Please revise to discuss your clinical studies and/or trials. In particular, please disclose the date(s) and location(s) of any trial(s), the sponsor(s), the number of participants, including how participants were selected, the results of the trial(s), including how results were measured, key assumptions, and whether statistical significance was demonstrated, including supporting p-values, as appropriate. Please also disclose whether any of the parties involved, including the sponsor(s) in the trial(s), are affiliates or partners of Davion Healthcare. We refer to your disclosure on page 27 that "[s]ince [y]our inception, [y]our focus has been on the development, research, and registration of a portfolio of innovative medical devices, which [you] anticipate will form the foundation of [y]our future revenue streams. These activities have required significant investment in product development, clinical trials, regulatory approvals, and intellectual property protection."

RESPONSE: The reference to clinical trials has been removed from our disclosures.

33.	Please revise to include a description of the material effects of government regulations on your business, including but not limited to FDA, CE and UKCA regulations. In particular, please also discuss the process for FDA approval of Class I medical devices and over the counter products, as applicable. Please also advise whether you intend to apply for any government and/or third-party reimbursements in connection with the sale of your products. Refer to Item 4. B. of Form 20-F.

RESPONSE: Government regulations discussed: FDA, CE, UKCA processes for Class I devices, reimbursement considerations noted.

34.	We note your statement that "[t]he medical need for this product is overwhelming and undeniable." Please provide the basis for this statement or state that it is the belief of management.

RESPONSE: Statement revised to attribute 'overwhelming and undeniable need' to management belief.

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Employees, page 44

35.	We note your disclosure that "as of June 1, 2025, you had no full-time employees." Please advise whether you have any part-time employees or how you conduct your business operations without the use of any full-time employees.

RESPONSE: Disclosure clarified to note no full time or part time employees. We have no full or part-time employees; operations are managed under service agreements with executives, third party consultants and vendors and licensees.

FootFlow, page 44

36.	Please revise to discuss your " proprietary technology platform" referenced on pages 26 and 44.

RESPONSE: Disclosure expanded on proprietary technology underpinning FootFlow.

Intellectual Property, page 44

37.	We note your disclosure on page 44 that "[you] have developed a number of proprietary systems and technologies," and that "[ you] rely on a combination of patents, patent applications, trade secrets, including employee and third party nondisclosure agreements, copyright laws, trademarks, intellectual property licenses and other contractual rights to establish and protect [y] our proprietary rights in your technology." Please expand your disclosure relating to your patent portfolio and identify for each material patent and patent application, as applicable, (a) the scope and technology of each such patent or patent application, (b) the type of patent protection, (c) the jurisdiction and (d) expiration dates. If you have a significant number of material patents or other intellectual property, please consider adding tabular disclosure for ease of reference.

RESPONSE: IP section expanded: patents and applications described by scope, jurisdiction, protection type. Note, we have not provided the expiration dates due to commercial sensitivity of disclosure. If necessary, we can provide additional information on a confidential basis to the SEC.

Management, page 46

38.	Please revise this section to provide disclosures compliant with Item 6.A. of Form 20-F. As an example only, please advise when each of the executive officers and directors named on page 46 was appointed to their position.

RESPONSE: Management section updated to comply with Item 6.A: appointment dates and service history added for each executive/director.

Board of Directors, page 48

39.	We note your disclosure that "your board of directors will consist of six directors upon the SEC’s declaration of the effectiveness of your registration statement on Form F-1." Please disclose the names of the six directors that will sit on your board. We note that you have named four directors on page 46. Please also advise whether your board will consist of a majority of independent directors.

RESPONSE: Response: Board composition clarified: six directors at listing, with names disclosed and confirmation of majority independents.

Agreements and Indemnification Agreements, page 50

40.	Please disclose the material terms of the executive agreements with Jack Kaye and David Over, including their base salaries, any bonus provisions, and termination and severance provisions. Please also file the executive agreements as exhibits to your registration statement. Refer to Item 601 S-K.

RESPONSE: Executive agreements with Jack Kaye and David Over disclosed (base salary, bonus, termination terms) and filed as exhibits.

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Compensation of Directors and Executive Officers, page 51

41.	Please provide compensation information for the last full financial year for your directors and executive officers, including the amount of compensation paid, and benefits in kind granted, to such persons and the total amounts set aside or accrued to provide pension,retirement or similar benefits. Refer to Item 6. B of Form 20-F.

RESPONSE: Compensation disclosures added with 2024 director and executive pay, benefits in kind, and accruals for pensions/retirement benefits.

42.	You state that your Chief Executive Officer and the Chief Commercial Officer receive under service contracts a combined annual income in total of €3,000,000 and that your four non-executive Directors whose remuneration will commence on listing of the Company’s Ordinary Shares and will receive a combined annual income of €600,000. Please disclose the source of funds for these payments given that you have never generated revenue, have de minimis cash on hand and will not receive any proceeds from the registration of your shares in a direct listing.

RESPONSE: Source of funds for 2025 executive and director compensation disclosed: Malbrite Ltd. Advances/CEO funding is repayable only upon a capital raise.

Principal Shareholders, page 52

43.	Please revise this section to include disclosures compliant with Item 7.A. of Form 20-F. As an example only, any ordinary shares controlled by Jack Kaye, such as ordinary shares held by Rallison Ltd and Rallison Corp. should be included in Mr. Kaye’s total percentage of share capital ownership.

RESPONSE: Principal shareholders section revised to consolidate Jack Kaye’s holdings (including Rallison Ltd/Corp.) into total percentage ownership.

Related Party Transactions, page 52

44.	Please revise to disclose each of the related party transactions between Jack Kaye and Davion Healthcare, including the material terms of any agreements with Jack Kaye, and the amounts provided to the company pursuant to these transactions since the beginning of the preceding three financial years. File any such agreements as exhibits to your registration statement. Please also revise this section to include the disclosures required by Item 7. B. of Form 20-F for each of the related party transactions discussed on F-21.

RESPONSE: Related-party transactions disclosed in detail: amounts advanced by Jack Kaye/Malbrite Ltd., terms of repayment, filed as exhibits, compliant with Item 7.B. Note, many of the past transactions related to research and development, management fees, marketing, etc. are no longer active. As such, we have only attached significant on-going activities related to service arrangements and stock options with our executive officers, waiver of our officers of salary until the Company is listed and financial support provided by Jack Kaye through Malbrite.

Plan Of Distribution, page 61

45.	Please revise this section to provide additional disclosure regarding the role of your financial advisor in connection with the direct listing. In particular, please discuss the financial advisor<s role in determining the opening price in accordance with Nasdaq listing rules, explain the methods by which indicative opening prices will be made available to market participants, and note any additional services expected to be provided by the financial advisor, as well as any limitations regarding their role in connection with the direct listing. Please also clarify whether you and/or any selling shareholders were involved in the setting of the opening price of the ordinary shares.

RESPONSE: Plan of Distribution expanded to describe Revere Securities’ limited advisory role, lead market maker’s pricing process, indicative pricing dissemination, and absence of involvement of Davion or shareholders in setting price.

Note 7. Intangible Assets, page F-13

46.	Please address the following comments related to your capitalized intangibles.

RESPONSE: The Company has restated its financial statements as detailed in Note 1.14. We have made conforming edits throughout the prospectus as appropriate.

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With regard to comment #46 the Company addressed the accompanying items:

•	Please revise to disclose the detailed terms of the purchase agreement for the intellectual property rights, including the parties involved, the development stage of the acquired intellectual property rights, the payment terms including any future payment obligations such as royalties.

RESPONSE: The Company has revised its disclosure in Note 7 subsection “Acquisition and Initial Recognition” as follows to disclose as a related party transaction and provided additional details to address the staff’s comments:

During the year ended December 31, 2023, the Company acquired certain intellectual property rights from Davion Healthcare Ltd (“a UK company”) at the initial fair value of €65 million in exchange for 12,258,458 shares. These rights were recognized as intangible assets in accordance with the requirements of IAS 38 – Intangible Assets and measured initially at cost.

The non cash transaction was completed at a share price of €5.30 per share (par value being €0.01), with shares being distributed to all shareholders of the UK company on a pari pasu basis to their percentage shareholding in the UK company at the time of transfer. There are no future payment obligations related to the intellectual property rights. General meetings of the shareholders of both the seller and buyer took place, and resolutions were passed by both parties, fully approving the terms of the sale and purchase agreement. This transaction was considered a related party transaction as Jack Kaye, CEO of Davion, was a director and shareholder of both the seller and buyer, but declared his interest prior to the transaction and excluded himself from voting either as a director or shareholder in respect of both buyer and seller. The property rights were developed, but not commercially ready for production pending the Company finalizing the required regulatory requirements for each product.

•	We note your disclosure that you acquired the intellectual property rights at the initial fair value of €65 million in exchange for 12,258,458 shares, and that they were recognized as intangible assets under IAS 38 and were measured initially at cost. Please tell us if the cost of the intangible assets were paid for by Cyprus and how the payment(s) was settled.

RESPONSE: The initial fair value was agreed between the parties to the purchase agreement at Euro 5.30 per share. See disclosure above, shares were exchanged based on the sale price agreed upon between the parties.

•	Also tell us and disclose how you determined the initial fair value of the acquired intellectual property rights. If determined by the fair value of your equity shares, provide us an analysis as to how such fair value of your equity shares compares to your other share issuance price, preferably to a third party at similar time if any; if determined by any valuation model, disclose the model and key assumptions used.

RESPONSE: The initial value was mutually agreed upon between the buyer and seller to the purchase agreement at €65 million or € 5.30 per share and has been revised to reflect it as a related party transaction. There have been no other cash sales of shares by the Company since formation. To address the staff’s comment regarding determination of valuation, we have provided expanded disclosure of the transaction and provided qualitative disclosures of the information the directors of the two companies considered in determining the the transaction price outside the financial statements in the section “Corporate History and Structure” as follows:

In 2023, the Company issued 12,258,458 shares at par (€0.01) in connection with intellectual property acquisition of €65 million. A copy of the sale and purchase agreement relating to the acquisition is filed as Exhibit 10.6 to this registration statement. There are no future payment obligations related to the intellectual property rights. The non cash transaction was completed at a share price of €5.30 per share (par value being €0.01), with shares being distributed to all shareholders of Davion Healthcare Ltd (“UK company”) on a pari pasu basis to their percentage shareholding in the UK company at the time of transfer. General meetings of the shareholders of both the seller and buyer took place, and resolutions were passed by both parties, fully approving the terms of the sale and purchase agreement. This transaction was considered a related party transaction as Jack Kaye, CEO, was a director and shareholder of both the seller and buyer, but declared his interest prior to the transaction and excluded himself from voting either as a director or shareholder in respect of both buyer and seller. In considering the mutually agreed upon value of €65 million for the intellectual property portfolio, the directors, considered many factors, including the following: the nature of the intellectual property, its current development stage, further technical refinements necessary for the commercialization of Class I home tests, principally focused on BreastCheck, as well as, management’s estimates of run rate EBIT and market multiples of similar companies, all adjusted for the consideration of the risks associated with regulations, launching a new product, securing distribution and potential customer acceptance.

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•	Disclose the expected amortization period of these capitalized intangibles.

RESPONSE: We have removed the contradictory sentence referencing that the intellectual property assets will begin amortization upon BreastCheck’s release. The Company is accounting for the intellectual property portfolio as indefinite lived assets, as disclosed under the section “Management Commentary”.

•	For the estimated new fair value of €260 million that was not recognized due to the absence of an active market, please tell us how you have considered the appropriateness of disclosing this balance and the appropriateness to state that the valuation reflects management’s view of the assets economic potential when such revaluation model is not used due to the absence of an active market, in an audited financial statements. In that regard, we also note conflicting statement in your MD&A at page 28 that as of December 31, 2024, the company’s "fair value" of total intangible assets (patented and regulatory approved intangible property), increased to €260,000,000, with equity rising to €259,968,393 as shown in the notes to the audited accounts herein. Please revise or advise. If you elect to refer to a third-party valuation in the registration statement, revise to disclose the name of the valuation expert, and file a consent as an exhibit. Refer to Item 10.G of Form 20-F and Item 601 (b)(23) of Regulation S -K.

RESPONSE: We have removed the numerical disclosure of fair value from the Note 7 and made conforming changes through the rest of the prospectus. We note that the disclosure of a specific fair value and references to “lack of a specific market under a remeasurement concept”, is not consistent with the cost method under IFRS and have thus, revised the disclosures. Finally, we have removed any reference to an independent third party valuation throughout the filing.

Exhibits

47.	Please provide an opinion of counsel as to the legality of the ordinary shares being registered, indicating whether they will, when sold, be legally issued, fully paid and non-assessable. Refer to Item 601 (b)(5) of Regulation S -K.

RESPONSE: Opinion of counsel filed as Exhibit 5.1 confirming legality of issued shares (validly issued, fully paid, non-assessable).

48.	We note that the consent of WithumSmith+Brown filed as Exhibit 23.1 consents to the incorporation by reference in the prospectus of their report dated August 1 , 2025 . Please provide a revised auditor consent noting that the report is included rather than incorporated by reference in the prospectus.

RESPONSE: Auditor consent revised to confirm report is 'included' in the registration statement, not 'incorporated by reference'.

In conclusion, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company does not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please do contact me at any time. Thank you for your assistance in this matter.

Sincerely yours,

/s/ David E. Price, Esq.

David E. Price, Esq.

Corp Secretary & Counsel

DEP/mc

Cc: Board of Dirs.

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